November 29, 2010


Ed Bartz
Securities and Exchange Commission


Re: 485A Post-Effective Amendment filed on November 29, 2010


Dear Mr. Bartz:

In accordance with Rule 461 of the Securities Act of 1933; on behalf of American Growth Fund, Inc. (the "Fund") and its underwriter, World Capital Brokerage, Inc., the Fund hereby requests request that the effectiveness of its 485A Post-Effective Amendment filed with the SEC on November 29, 2010 be accelerated to November 30, 2010 at 5:00pm EST.



/s/ Michael L. Gaughan
Michael L. Gaughan
Corporate Secretary
American Growth Fund, Inc.